Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

Contact: Charles M. Fleischman President Digene Corporation (301) 944-7000 www.digene.com

FOR IMMEDIATE RELEASE

Investor Relations: Theresa Vogt Media: Greg Tiberend/Dan Budwick Morgen-Walke Associates (212) 850-5600

DIGENE CORPORATION FILES PATENT SUIT AGAINST ENZO BIOCHEM

GAITHERSBURG, MD, March 15, 2002 — Digene Corporation (NASDAQ: DIGE) today filed suit against Enzo Biochem in the United States District Court for the District of Delaware seeking a declaratory judgment that Enzo’s U.S. Patent No. 6,221,581 B1 is not infringed by any of Digene’s products and that the claims of the patent are invalid. Digene’s suit was prompted by Enzo’s threats of litigation.

“While we would have liked to avoid litigation,” commented Evan Jones, Digene’s CEO, “Enzo’s threats left us without an option other than filing suit to protect our shareholders’ interests. We believe that our products are free from any valid Enzo patent claims and expect to prevail in this action.”

On February 19, 2002, Digene and Cytyc Corporation announced that they had signed a definitive merger agreement pursuant to which Cytyc would acquire all of the outstanding shares of Digene common stock in a cash and stock exchange offer transaction. On March 1, 2002, Cytyc and Digene announced that they had commenced the exchange offer. The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 28, 2002.

Digene has apprised Cytyc of the Enzo matter and Digene’s decision to pursue a declaratory judgment action against Enzo. Based on information provided by Digene, Cytyc has indicated that it supports Digene’s effort to defend against allegations that its Hybrid Capture® products infringe claims of the Enzo patent.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture products in three areas: women’s cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol “DIGE”.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women’s health. The ThinPrep® System consists of the ThinPrep® 2000 Processor, ThinPrep® 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol “CYTC” and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Cytyc® and ThinPrep® are registered trademarks and ThinPrep® Pap Test™ is a trademark of Cytyc Corporation. Digene® and Hybrid Capture® are registered trademarks of Digene Corporation.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the future as there are a number of meaningful factors that could cause the Company’s actual results to vary materially from those indicated by such forward-looking statements. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, risks associated with undertaking complex litigation, such as the Digene declaratory judgment action, and risks associated with the consummation and integration of the acquisition of Digene by Cytyc, as well as other factors discussed in the Company’s Securities and Exchange Commission filings. For other factors, reference is made to the discussion in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information

Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

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